Filed by Victory Capital Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Janus Henderson Group plc

(Commission File No. 001-38103)

February 26, 2026

VCTR Recent Timeline of JHG Interest • November 24, 2025: Victory submitted a preliminary, non - binding indication of interest to the JHG Special Committee to explore an acquisition of JHG for $50.00 - $52.00 per share consisting of a mix of cash and stock • December 8, 2025: Victory re - affirmed its $50.00 - $52.00 per share proposal to the JHG Special Committee, removing a reference requiring Trian to provide a voting agreement • Early morning of December 22, 2025: Victory sent a letter to the JHG Special Committee re - affirming its interest in JHG and the proposed price before the public announcement of the Trian deal • December 22, 2025: JHG and Trian announced that they had entered into a definitive agreement for the acquisition of JHG in an all - cash transaction at $49.00 per share • January 30, 2026: JHG filed preliminary merger proxy providing additional information regarding the deal and deal process along with Special Committee Board materials, debt and equity financing commitments and updated JHG management projections • February 26, 2026: Victory submits letter to the JHG Special Committee reiterating its interest to acquire JHG at $57.04 per share. The letter provides incremental clarity on economic and other deal terms to highlight superior nature of Victory’s compelling proposal and Victory’s desire to engage with the Special Committee to complete diligence and transaction agreements 2

Proposal Comparison

Victory Capital

Key Term	Trian Agreement	Victory Proposal
Price	> $49.00 per share	> $57.04 per share
Consideration	> $49.00 cash consideration	> Cash consideration of $30.00 per share > Fixed exchange ratio of 0.350 of a Victory share for each Janus Henderson share, reflecting $27.04 per Janus Henderson share[1]
JHG Shareholder Pro Forma Ownership	> N/A	> 38%
Equity Purchase Price	> $7.4bn	> $8.6bn
Premium to Unaffected (10/24/25)	> 18%	> 37%
Premium to Trian Offer	> NA	> 16%
Pro Forma Leverage	> $2.6bn debt > $1.0bn preferred	> $5.5bn debt (includes existing VCTR & JHG debt)
Pro Forma Leverage Ratios (LTM Net) *(Unsynergized / Synergized)*	> 3.0x (debt only) net[2] > 4.2x (debt and pref.) net[2]	> 3.3x ex. synergies[3] > 2.5x net including cost synergies[3]
Trian Approval	> Trian is the acquirer	> Explicit that we do not require Trian voting agreement
Client Consent Condition	> ≥ 80% required to close	> ≥ 75% required to close
Financing outs	> Trian vehicle equity investors only required to pay $222.85mm reverse termination fee	> No financing outs
Termination Fee	> 4% of equity value	> 3% of equity value

Victory transaction benefits from **<u>$500mm of estimated cost synergies</u>** reducing LTM net leverage to 2.5x (excl. additional cash generated from 12/31/25 to close)

(1) Based on VCTR share price of $77.27 (as of 2/25/26). (2) Based on JHG merger proxy dated 1/30/2026. (3) Gross leverage of 3.5x ex. synergies and 2.6x including synergies. Victory EBITDA based on last quarter annualized EBITDA (as of 12/31/2025) to reflect the full impact of the Pioneer acquisition.

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Victory + JHG Combined Company VCTR Consensus JHG Forecast (1) $807Bn $314Bn $493Bn AUM (12/31/25) $4.5Bn $1.5Bn $3.0Bn Revenue (‘26E) $2.2Bn $0.8Bn $0.9Bn EBITDA (‘26E) 49.0% 51.2% 30.9% EBITDA Margin (’26E) Victory Proposal 38% Janus Shareholder Pro - forma Ownership of VCTR 40% to 50% Potential Accretion (RR with 100% synergies) $4.1Bn New Debt Issued 53MM New Shares Issued 4 Includes $500MM estimated cost synergies New shares issued to Janus shareholders and pro forma ownership are fixed given fixed exchange ratio of 0.350x (1) JHG filings, JHG merger proxy dated 1/30/2026.

Disclaimer

Victory Capital

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of applicable U.S. federal and non-U.S. securities laws. These statements may include, without limitation, any statements preceded by, followed by or including words such as "target," "believe," "expect," "aim," "intend," "may," "anticipate," "assume," "budget," "continue," "estimate," "future," "objective," "outlook," "plan," "potential," "predict," "project," "will," "can have," "likely," "should," "would," "could" and other words and terms of similar meaning or the negative thereof and include, but are not limited to, statements regarding the outlook for Victory Capital Holdings, Inc.'s ("Victory Capital") future business and financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Victory Capital's control and could cause Victory Capital's actual results, performance or achievements to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements. All statements, other than historical facts, including statements regarding the ultimate outcome of discussions between Victory Capital and Janus Henderson Group plc ("Janus Henderson"), including the possibilities that Victory Capital will not pursue a transaction with Janus Henderson or that Janus Henderson will reject a transaction with Victory Capital; the ability of the parties to complete a transaction when expected or at all; the risk that the conditions to the closing of any proposed transaction, including receipt of required regulatory approvals, client consents and approval of Victory Capital's or Janus Henderson's stockholders, are not satisfied in a timely manner or at all; potential litigation related to any proposed transaction; the risk that disruption from the proposed transaction adversely affects the respective businesses and operations of Victory Capital and Janus Henderson; the expected benefits of any proposed transaction, such as expected revenue, EBITDA, EBITDA margin, and/or synergies, efficiencies or cost savings; growth potential of Victory Capital, Janus Henderson or a potentially combined company; diversified product offerings and expanded distribution; market profile and financial strength, including near term and long-term value for shareholders, and opportunities for long-term growth and value creation; potential adverse reactions or changes to client and other business relationships resulting from the announcement, pendency or completion of the transaction; the ability to retain key employees; the competitive ability and position of Victory Capital, Janus Henderson or a potentially combined company; the ability to effectively and efficiently integrate the companies; future plans and investments; and any assumptions underlying any of the foregoing, are forward-looking statements. Factors that may affect the future results of Victory Capital are set forth in Victory Capital's filings with the U.S. Securities and Exchange Commission (the "SEC"), including Victory Capital's most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC's website at www.sec.gov. The risks and uncertainties described above and in Victory Capital's most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are not exclusive and further information concerning Victory Capital and its business, including factors that potentially could materially affect Victory Capital's business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Victory Capital files from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Victory Capital assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
This communication relates to a proposal which Victory Capital has made to the Special Committee of Janus Henderson's Board of Directors for an acquisition of Janus Henderson. In furtherance of this proposal and subject to future developments, Victory Capital (and, if a negotiated transaction is agreed, Janus Henderson) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Victory Capital and/or Janus Henderson may file with the SEC in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS OF VICTORY CAPITAL AND JANUS HENDERSON ARE URGED TO READ ANY PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VICTORY CAPITAL, JANUS HENDERSON AND THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Victory Capital and/or Janus Henderson, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Victory Capital free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Victory Capital (if and when available) will also be made available free of charge by accessing Victory Capital's website at www.vcm.com.

Certain Information Regarding Participants
This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Victory Capital and its directors and certain of its executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect any proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Victory Capital's definitive proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on March 28, 2025 and certain of its Current Reports on Form 8-K. Additional information regarding the interests of such individuals in the proposed transaction will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC's website http://www.sec.gov and Victory Capital's website at www.vcm.com.

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